

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2019

Danfeng Xu
Treasurer, Controller and Secretary
Portsmouth Square, Inc.
12121 Wilshire Boulevard
Suite 610
Los Angeles, CA 90025

> **Re: Portsmouth Square, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2019**
> **Filed August 30, 2019**
> **File No. 000-04057**

Dear Ms. Xu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction